SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 6)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006, Amendment No. 2 filed with the SEC on July 14, 2006, Amendment No. 3 filed with the SEC on July 28, 2006, Amendment No. 4 filed with the SEC on October 16, 2006 and Amendment No. 5 filed with the SEC on October 20, 2006 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”) relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006.
Item 4. The Solicitation or Recommendation.
          (b) Background of the Offer.
The Statement is hereby amended to include the following paragraphs at the end of Item 4(b):
     “On December 29, 2006, Steel Partners announced its intention to commence a consent solicitation with respect to the Company (the “Consent Solicitation”) and that it had extended the expiration date of the Offer to 5:00 p.m., New York City time, on January 29, 2007. Steel Partners filed a preliminary consent statement on Schedule 14A soliciting the Company’s stockholders to consent to the following actions without a stockholders meeting: (i) remove each member of the Company’s Board of Directors, (ii) amend Section 2 of Article III of the Company’s Amended and Restated Bylaws (the “Bylaws”) to fix the number of directors serving on the Board of Directors at five, (iii) amend Section 2 of Article III of the Company’s Bylaws to provide that any vacancies on the Board of Directors resulting from the removal of directors by the stockholders of the Company may not be filled by the Company’s directors and shall only be filled by the Company’s stockholders and (iv) elect certain handpicked nominees of Steel Partners to serve as directors of the Company.
     Later in the day on December 29, 2006, the Company filed a press release reiterating its belief that the Offer is not in the best interests of the Company’s stockholders and that implementing the Company’s current strategic plan provides the best opportunity to enhance stockholder value over the long term and urging the Company’s stockholders to take no action until they have received further information from the Company regarding the Consent Solicitation. A copy of the Company’s press release is filed as an exhibit hereto and incorporated by reference herein.”
Item 8. Additional Information
The Statement is hereby amended to include the following paragraphs at the end of Item 8:
     “CONSENT SOLICITATION. NEITHER THIS STATEMENT, INCLUDING ANY AMENDMENTS TO THIS STATEMENT, NOR THE COMPANY’S RECOMMENDATION WITH RESPECT TO THE OFFER SET FORTH HEREIN CONSTITUTES A SOLICITATION OF CONSENTS OR CONSENT REVOCATIONS IN CONNECTION WITH THE CONSENT SOLICITATION OR OTHERWISE. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.”

Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

a(14)	Press Release, dated December 29, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: January 3, 2007

EXHIBIT INDEX
The following exhibit is filed herewith:

Exhibit No.	Description

a(14)	Press Release, dated December 29, 2006.